February 7, 2006

Room 4561


Mr. Paul Holt
Chief Financial Officer
Quality Systems, Inc.
18191 Von Karman Avenue
Irvine, CA 92612

Re:	Quality Systems, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 14, 2005
	File No. 001-12537


Dear Mr. Holt:

	We have completed our review of your Form 10-K and do not, at this time, have any further comments.


								Sincerely,




								Brad Skinner
								Accounting Branch Chief